SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K



                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For May 20, 2002


                      Distribution and Service D&S, Inc.
                 ------------------------------------------------
                (Translation of registrant's name into English)


                 Avenida Presidente Eduardo Frei Montalva 8301
                 ---------------------------------------------
                                   Quilicura
                              ------------------
                                   Santiago
                              ------------------
                                     Chile
                              ------------------
                   (Address of principal executive offices)


                            Form 20-F /x/       Form 40-F
                                     ----                 ---


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No /x/
                                     ----    ----

               DISTRIBUCION Y SERVICIO D&S S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K

                               TABLE OF CONTENTS

(1) A free English translation from Spanish of an Hecho Esencial filed by the Company with the Chilean Superintendencia de Valores y Seguros on May 10, 2002

(2) A free English translation from Spanish of a newspaper advertisement announcing the payment of a dividend by the Company

Santiago, May 10, 2002.


Mr. Alvaro Clarke de la Cerda
Superintendent
Securities and Insurance Commission
Teatinos # 120, 6th Floor
Santiago


Ref.:    Securities Register No. 0593
         Notice of Material Event - Payment of Dividend


Dear Sir,

          Kindly be informed that Distribucion y Servicio D&S's Annual General Shareholders Meeting was held on April 25, 2002. During such meeting the Company Board agreed on the payment of a final dividend of Ch$5 (five Chilean pesos) per share, to be charged to Income for the year 2001.

          Attached you will find a copy of the Notice of Dividend Payment No.33 published May 9th, 2002, in El Mercurio de Santiago newspaper.

                                         Yours sincerely,



                                         RODRIGO CRUZ MATTA
                                         Legal Representative

                       Distribucion y Servicio D&S S.A.

                               (Public Company)
                          Securities Register No.0593

Payment of Dividend No.33


Hereby we inform to our shareholders that at the Annual General Shareholders Meeting held on April 25, 2002, the Board agreed on the payment of a final dividend of Ch$5 per share, to be charged to the account of Income for the fiscal year 2001. Distribution of such dividend will start on the referred date in the company offices located on Huerfanos Street #770, first underground, of Santiago, from Monday through Friday, from 9:00 am to 1:30 pm. This dividend will be deposited in the shareholders'current or savings account, or the check will be sent by registered mail, in accordance with their instructions in this respect.

All shareholders registered in the Company's shareholders register as of May 17, 2002, are entitled to payment of this dividend.

The Company will inform in due time the amount of tax credit corresponding to shareholders for the referred dividend.



                                   GENERAL MANAGER

                                   D&S

            Almac                 Ekono                LIDER
    La Entendemos, Mama                        Siempre los precios mas bajos



                       Distribucion y Servicio D&S S.A.

                           (Publicly traded Company)
                          Securities Register No.0593


                           Payment of Dividend No.33

Hereby we inform our shareholders that at the Board Meeting of April 25, 2002, the Board agreed on the payment of a final dividend No.33 in the amount of Ch$5 (five Chilean pesos) per share, as from May 24, 2002, to be charged to Income for the fiscal year 2001.

This dividend will be paid in checks at offices of the Company's Stock Management Department, that is , Deposito Central de Valores S.A., Deposito de Valores (Securities Depositary)-DCV- located on Huerfanos #770, 22nd floor, Santiago, from Monday through Friday, from 09:00 am to 2:00pm.

The check corresponding to the dividend will be sent by registered mail or deposited in the shareholders' current or savings account in accordance with their previously specified instructions.

The Company will determine and inform conveniently the amount of credit corresponding to shareholders for the referred dividend.

All stockholders registered in the Shareholders Registry as of May 17, 2002 are entitled to this dividend.


                                     GENERAL MANAGER


Text of advertisement published in "El Mercurio" newspaper of Santiago, Chile, on Thurdsay May 9, 2002.

DISTRIBUCION Y SERVICIO D&S S.A.


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.



                                        DISTRIBUCION Y SERVICIO D&S S.A.



                                        By:  /s/ Miguel Nunez
                                             --------------------
                                             Chief Financial Officer





Dated:  May 20, 2002